aTyr Pharma, Inc.

3545 John Hopkins Court, Suite 250

San Diego, California 92121

August 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	aTyr Pharma, Inc.
Registration Statement on Form S-3 (File No. 333-258725)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, aTyr Pharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on August 23, 2021, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes each of Sean M. Clayton and Alexa M. Ekman of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Sean M. Clayton of Cooley LLP at (858) 550-6034 or sclayton@cooley.com.

Sincerely,

aTyr Pharma, Inc.

By:	/s/ Jill Broadfoot
Jill Broadfoot
Chief Financial Officer